Russell Investments Implementation Services, LLC

Statement of Financial Condition
December 31, 2024

Filed as PUBLIC information pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**

MM/DD/YY　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Russell Investments Implementation Services, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1301 Second Ave, 18th Floor

(No. and Street)

Seattle　　　　　　　**WA**　　　　　　　**98101**

(City)　　　　　　　　　(State)　　　　　　　(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Siegel　　　**(206) 505-2716**　　　dsiegel@russellinvestments.com

(Name)　　　　　　　(Area Code – Telephone Number)　　　　(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP

(Name – if individual, state last, first, and middle name)

30 South Wacker Drive, St 3300 **Chicago**　　　**IL**　　　**60606**

(Address)　　　　　　　　　　　(City)　　　　　(State)　　　(Zip Code)

9/24/2003　　　　　　　　　　　　　**49**

(Date of Registration with PCAOB)(if applicable)　　　　(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Siegel _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Russell Investments Implementation Services, LLC _____, as of December 31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KAYLA JANE WOLFE
Notary Public
State of Washington
Commission # 195489
My Comm. Expires Sep 17, 2025

Signature: _____

Title: _____
Financial & Operations Principal

Kayla Wolfe
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Russell Investments Implementation Services, LLC
Index
December 31, 2024



Report of Independent Registered Public Accounting Firm

Board of Directors and the Member of Russell Investments Implementation Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Russell Investments Implementation Services, LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2020.

Chicago, Illinois
March 3, 2025



THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

Russell Investments Implementation Services, LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash and cash equivalents	$	23,047,199
Cash segregated under federal regulations		2,708,670
Securities commissions receivable, net		9,499,441
Fees receivable		7,418,181
Investments at fair value		8,669,547
Prepaid expenses and other		560,533
Due from affiliates		5,729,285
Deferred income taxes, net		29,034,516
Total assets	$	86,667,372

Liabilities and Member's Equity

Liabilities

Commission credits payable to customers	$	1,194,390
Compensation payable		2,116,067
Accrued expenses		178,838
Payable to brokers and subadvisors		1,644,208
Due to affiliates		7,450,664
Taxes payable		261,039
Other liabilities		805,171
Total liabilities		13,650,377

Guarantees and contingencies (Notes 9 and 10)

Member's equity

Member's equity		49,438,564
Retained earnings		23,578,431
Total member's equity		73,016,995
Total liabilities and member's equity	$	86,667,372

The accompanying notes are an integral part of this financial statement.

1.   **Nature of Business and Significant Accounting Policies**

Nature of Business
Russell Investments Implementation Services, LLC, a Washington limited liability company (the "Company"), is part of Russell Investments, the marketing name used to represent Russell Investments Group, Ltd. ("Russell Investments Group") and its global subsidiaries. The Company is a wholly owned subsidiary of Russell Investments US Institutional Holdco, Inc. ("RIUIH" or "Member"), which is ultimately owned by Russell Investments Group.

The Company is a Limited Liability Company ("LLC"). Liabilities of the Company are not the liabilities of its Member beyond the extent of the Member's equity in the Company.

The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is also registered as a municipal securities dealer with the Municipal Securities Rulemaking Board ("MSRB"). In addition, the Company is registered as an investment adviser with the Securities and Exchange Commission ("SEC"). The Company provides investments management services as well as agency trading services to its customers.

The Company has commission recapture arrangements with customers and holds customer cash balances. Accordingly, the Company is subject to SEC rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

Risks and Uncertainties

Volatility and disruption of the capital and credit markets, adverse changes in the US and global economy and political uncertainty, may significantly affect the Company's results of operations and may put pressure on the Company's financial results.

The business and regulatory environments in which the Company operates remain complex, uncertain and subject to change. The Company is subject to various laws, rules and regulations globally that impose restrictions, limitations and registration, reporting and disclosure requirements on its business and add complexity to its compliance operations. Legislative and regulatory changes, regulatory risk alerts and industry intelligence relating to regulatory examinations continue to drive analysis and enhancements of the Company's control systems, business development and oversight programs.

Business Segments
The Company accounts for operating segments in accordance with Accounting Standards Codification ("ASC") 280, *Segment Reporting,* and operates in a single reportable segment, which is the provision of asset management services. The Chief Operating Decision Maker ("CODM"), which consists of the Board of Directors of the Company, reviews financial information of the Company to assess performance and allocate resources.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are inherent in the preparation of the financial statements. Actual results could differ materially from those estimates.

Cash and Cash Equivalents and Cash Segregated Under Federal Regulations

Cash and cash equivalents consist of nonconsolidated sponsored money market funds and deposits with financial institutions, and are carried at fair value. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value. The Company considers all money market funds and instruments with original maturities of three months or less at the purchase date as cash equivalents.

Cash is held at financial institutions in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business.

Cash segregated under federal regulations is kept in a special account for the exclusive benefit of the Company's customers under Rule 15c3-3 of the Securities Exchange Act of 1934 "(SEC Rule 15c3-3"), *Computation for Determination of Reserve Requirements*. The Company maintains custody of customer funds and is obligated by rules and regulations mandated by the SEC to segregate or set aside cash and or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. At December 31, 2024, the Company only held customer cash noted above. There were no customer securities held as of December 31, 2024.

Investments

Investments include investments in treasury bills. These investments are reported at fair value in accordance with ASC 820. These investments are currently on deposit with certain clearing brokers.

Fair Value Measurements

In accordance with ASC 820, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The fair value disclosure framework prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value into three broad levels. In some instances, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics and other factors. The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The categorization within the hierarchy is based upon the pricing transparency of the financial asset or liability and does not necessarily correspond to the Company's perceived risk or liquidity. See Note 3.

Revenue Recognition

The recognition and measurement of revenue is based on the assessment of contracts with customers and recorded in accordance with Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers ("Topic 606")*. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Revenue is recognized upon transfer of control of promised services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those services. The Company enters into contracts that can include multiple services, which are accounted for separately if they are determined to be distinct. In determining the transaction price, the Company considers multiple factors, including whether constraints on variable consideration should be applied due to uncertain future events. For some contracts, the Company has discretion to involve a third party in providing services to a customer.

Securities commissions
Securities commissions are generated entirely from brokerage activities for transition services, currency implementation, commission recapture services, and directed trading. For securities commissions, the Company believes that the performance obligation is satisfied on the trade date as that is when the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Transition services
Transition services consists of facilitating changes to a client's portfolio. These changes include changing asset allocation or changes in asset managers. Compensation for this performance obligation consists of brokerage fees charged for trades to carry out the transition. The Company is the principal in these arrangements as it is responsible for the execution of the trades and completing the transition.

Currency implementation
Currency implementation consists of FX brokerage services. FX brokerage is designed to help customers manage costs, improve transparency and diversify counterparty risk. Compensation for this performance obligation consists of brokerage fees charged for trades. The Company is the principal in these arrangements as it is responsible for the execution of the trades.

Commission recapture
Commission recapture is a program that enables customers to minimize transaction costs by requesting that investment managers send specific trades through the Company by using one of the brokers included in the Company's network. The Company receives a portion of the fees paid to the brokers and remits a contractually agreed upon percentage to the client. The Company is the agent in these arrangements as the broker is ultimately responsible for the execution of the trades.

Directed trading
Directed trading consists of providing trading services to customers and affiliated funds. Compensation for this performance obligation consists of brokerage fees for trades. The Company is the principal in these arrangements as it is responsible for the execution of the trades.

Distribution and shareholder servicing fees
Distribution and shareholder servicing fee revenue represents distribution, sales and marketing activities performed for affiliates. Compensation for this performance obligation is generally calculated as a percentage of Assets Under Management ("AUM"). This performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company is the principal in these arrangements as it is responsible for providing the distribution and sales and marketing services.

Investment management fees
Investment management fee revenues consist of investment management services, overlay services, currency management services and interim investment management.

Investment management services
Investment management services represent fees charged to customers for discretionary and non-discretionary management of investment portfolios and managed accounts. Compensation for this performance obligation is generally calculated as a percentage of AUM. This performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company is the principal in these arrangements as it is responsible for and determines the level of service provided to the client.

Overlay and currency management services

Overlay management services represent fees charged to customers for an overlay program that supports a broad range of derivatives-based solutions. Compensation for this performance obligation is generally calculated as a percentage of average notional exposure of the fair value of the client's assets included in the overlay program. This performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company is the principal in these arrangements as it is responsible for and determines the level of service provided to the client.

As additional consideration for overlay services, the Company receives fees that vary based on specified performance measures. These performance based fees are considered variable consideration. Revenue is recognized when it is probable that a significant reversal will not occur.

Currency management services represents fees charged to customers for a currency management program that uses solutions to remove unintended exposures for a client's currency and/or add intended exposure. Compensation for this performance obligation is generally calculated as a percentage of average notional exposure of the fair value of the client's assets included in the currency management program. This performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company is the principal in these arrangements as it is responsible for and determines the level of service provided to the client.

Interim investment management services

Interim investment management represents fees charged to customers for management of a client's portfolio for a short period of time to allow for a transition to a new manager. Compensation for this performance obligation is generally calculated as a percentage of the AUM of the client's portfolio under interim management. This performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company is the principal in these arrangements as it is responsible for and determines the level of service provided to the client.

Other fee revenue

Other fee revenue includes investment services provided to customers of affiliates. These services are based on AUM and are recognized as the performance obligations are satisfied over time. The Company is the principal in these arrangements as it is responsible for providing the investment services.

Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. The Company had receivables related to revenue from contracts with customers (net of allowance for credit losses) of $15,665,130 at January 1, 2024 (opening balance) and $16,917,622 at December 31, 2024 included in securities commissions receivable, net and fees receivable.

ASU 2016-13, *Financial Instruments - Credit Losses* ("Topic 326") impacts financial instruments that are carried by the Company at amortized cost such as securities commissions receivable and fees receivable. Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The Company had an allowance for credit losses of $39,168 at December 31, 2024. .

Income Taxes

The Company is a single-member limited liability company classified as a disregarded entity and is included in the U.S. federal and separate state income tax returns with RIUIH, and combined state returns with Russell Investments US Retail Holdco, Inc. ("RIURH"). RIUIH and RIURH allocate these income taxes to the Company using the separate return method. Federal income taxes payable are included in due to affiliates. Federal income taxes receivable are included in due from affiliates. State income taxes payable are included in taxes

payable and due to affiliates. State income taxes receivable are included in prepaid expenses and other and due from affiliates.

Consistent with the separate company method, and other than described above, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of the Company's assets and liabilities and the reported amounts in the financial statements using the statutory tax rates in effect for the year when the reported amount of the asset or liability is expected to be recovered or settled, respectively. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. For each tax position taken or expected to be taken in a tax return, the Company determines whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company recognizes the accrual of tax and interest on uncertain tax positions as a component of income tax expense.

Foreign Currency Transactions
The Company's reporting currency is the U.S. Dollar. Foreign currency transaction gains and losses arise from payments in currencies other than U.S. Dollars.

Financial Instruments With Off-Balance Sheet Credit Risk
As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company introduces these transactions for clearance to other broker-dealers on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to deliver assets sufficient to settle their obligations for the original contracted amount. The agreements between the Company and its clearing brokers provide that the Company is obligated to assume any exposure related to such nonperformance by its customers. As the right to charge the Company has no maximum amount and applies to all trades executed through its clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2024, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the customers who do not perform under their contractual obligations. The Company monitors its risk on these transactions on both an individual and group basis.

Stock-Based Compensation
Russell Investments Group has a Long-term Equity-Based Incentive Plan ("LTIP") covering eligible employees of the Company, as more fully described in Note 6. Equity-classified awards are measured at fair value as of the grant dates or modification dates and the resulting cost is recognized over the period from the date of grant to the date when the award is no longer contingent upon the employee providing additional service (the required service period). For awards that vest upon retirement, the required service period does not extend beyond the date an employee is eligible for retirement. This situation can result in compensation expense being recognized over a period less than the stated vesting period.

New Accounting Pronouncements
In November 2023, the FASB issued ASU 2023-07 *Segment Reporting* ("Topic 280"). The update improves reportable segment disclosure requirements including requiring entities with a single reportable segment to provide disclosures required by this update and those required in Topic 280, and was adopted by the Company in 2024.

In November 2024, the FASB issued ASU 2024-03 *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures* ("Subtopic 220-40"). The update requires disclosures in the notes to the

financial statements of specified information about certain costs and expense and is effective for the Company in 2027. The Company is in the process of assessing this update, and the impact it will have to the financial statement.

2. **Segment Reporting**

The asset management services reporting segment derives revenues from customers by providing investment management, securities commissions and distribution and shareholder servicing services. The accounting policies of the asset management services reporting segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the statement of financial condition as total assets.

The CODM uses net income to evaluate income generated from segment assets in deciding whether to reinvest profits into the asset management segment. Segment profit or loss is measured consistently with net income. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.

3. **Assets and Liabilities Measured at Fair Value on a Recurring Basis**

The Company carries investments in money market funds and treasury bills at fair value in the statement of financial condition. The fair value for money market funds is measured on a recurring basis using a market approach based on published net asset values. The fair value of treasury bills is measured on a recurring basis using a market approach that uses the interest rate and maturity of the treasury bills.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on the lowest level of input that is significant to the fair value measurement in its entirety:

Level 1   Inputs are quoted prices (unadjusted) in active markets or exchanges for identical assets or liabilities.

Level 2   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3   Inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Assumptions used by the Company due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Company's results of operations.

Fair Value Tabular Disclosures
The following table summarizes the valuation of the Company's assets measured at fair value on a recurring basis using the fair value hierarchy levels as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Assets				
<u>Cash and cash equivalents</u>				
Money market funds	$ 23,047,199	$ —	$ —	$ 23,047,199
<u>Investments at fair value</u>				
Treasury bills	—	8,669,547	—	8,669,547
Total	$ 23,047,199	$ 8,669,547	$ —	$ 31,716,746

For the year ended December 31, 2024, there were no transfers among levels.

4. Current and Deferred Income Taxes

The tax effects of temporary differences that gave rise to the net deferred income tax assets as of December 31, 2024, are presented below:

Deferred income tax assets	
Tax deductible goodwill	$ 27,999,459
Accrued incentive plan	856,494
Uncertain tax benefits	167,553
Other	11,010
Total deferred income tax assets	$ 29,034,516

Deferred tax assets include tax deductible goodwill resulting from a deemed asset purchase of the Company in 2016.

Federal income taxes payable to RIUIH as of December 31, 2024 are $1,359,335 and are included in due to affiliates. State income taxes payable as of December 31, 2024 are $261,039 and included in taxes payable.

The Company remains subject to examination by state jurisdictions for the period ended December 31, 2020 and subsequent years.

The Company does not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

5. Benefit Plans

The Company participates in the Russell Investments Retirement Plan (the "Plan"), a defined contribution plan covering eligible employees. The Plan is sponsored by Russell Investments Group, LLC ("RI"), a subsidiary of Russell Investments Group, and allows for contributions to be made out of the Company's net operating profits at the discretion of the Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plan.

6.   **Employee Compensation Arrangements**

LTIP
The Company participates in the Russell Investments Group LTIP covering eligible employees. The LTIP provides for the award of stock options in Russell Investments Group's common stock. The maximum number of shares of Russell Investments Group common stock that are issuable, or are issued and outstanding, cannot exceed 4,916,000 shares of common stock. Awards that are canceled, forfeited, terminated or otherwise settled by the holder or by Russell Investments Group are available for award under the LTIP, subject to the above limitations.

Stock options that time vest generally vest over five years, either quarterly over five years or 40% on the second anniversary date and the remaining 60% over 36 months in equal monthly installments. Stock options that vest upon performance vest 1/3 on the applicable earned reference date and the remaining 2/3 vest in two equal annual installments on each of the first anniversary and second anniversary of the earned reference date. Stock options generally expire 10 years from the date of grant. Certain awards vest earlier upon employee's retirement eligibility.

Russell Investments Group estimates the fair value of stock options using the Black-Scholes option pricing model, which requires, among other inputs, an estimate of the fair value of Russell Investments Group common stock on the date of grant and the expected volatility of the common stock over the expected term of the related grants. Stock options are granted with an exercise price equal to the per share fair value of Russell Investment's common stock at the date of grant. Russell Investments Group has determined that it was not practicable to calculate the volatility of its share price since its securities are not publicly traded and therefore, there is no readily determinable market value for its stock. Therefore, Russell Investments Group estimates its expected volatility based on reported market value data for a group of publicly traded companies, which it selected from certain market indices, that Russell Investments Group believes are relatively comparable after consideration of their size, stage of lifecycle, profitability, growth and risk and return on investment. Russell Investments Group uses the average expected volatility rates reported by the comparable group for the expected terms it estimates.

The expected terms of the stock options are derived from the average midpoint between the vesting and contractual term. The risk-free rate for the expected term of the awards is based on the U.S. Treasury yield curve at the time of grant. The expected annual dividend yield was based on Russell Investment's current dividend yield.

Russell Investments Group records expense on the graded method of attribution, net of expected forfeitures. The expense for the year ended December 31, 2024 was reduced by an estimated forfeiture rate of 3%.

 As of December 31, 2024, the Company's total unrecognized compensation cost related to nonvested awards is $532,613, which will be recognized over the weighted-average remaining requisite service period of 2.74 years. The Company records a liability for the employer's portion of payroll taxes on stock-based compensation under the LTIP on the date of the event triggering the measurement and payment of the tax to the taxing authority.

In 2024, the Company modified certain stock options by cancelling and reissuing awards at a reduced exercise price and modified term for those stock options. The modification affected 8 employees. The total unrecognized compensation cost related to the modification at December 31, 2024 is $87,890 that will be recognized over the weighted-average remaining requisite service period of 2.67 years.

Details related to stock option activity under the LTIP, representing the Company's equity-classified awards, are as follows:

	Stock Options- Time Based		
	Number of Shares Under Option	**Weighted-Average Exercise Price**	**Weighted-Average Remaining Contractual Life (years)**
Outstanding at January 1, 2024	357,735	$ 21.83	
Granted	83,252	8.99	
Reissued modified awards	190,750	8.99	
Forfeited	(38,455)	13.34	
Cancelled modified awards	(190,750)	25.28	
Expired	(22,225)	14.90	
Exercised	(24,033)	3.03	
Outstanding at December 31, 2024	356,274	$ 12.73	8.18
Exercisable at December 31, 2024	94,712	$ 22.32	5.21
Vested and expected to vest at December 31, 2024	329,310	$ 13.03	8.08

	Stock Options- Performance Based		
	Number of Shares Under Option	**Weighted-Average Exercise Price**	**Weighted-Average Remaining Contractual Life (years)**
Outstanding at January 1, 2024	23,488	$ 3.03	
Forfeited	(726)	3.03	
Exercised	(22,762)	3.03	
Outstanding at December 31, 2024	—	$ —	—
Exercisable at December 31, 2024	—	$ —	—
Vested and expected to vest at December 31, 2024	—	$ —	—

The intrinsic value related to stock options exercised was $215,725 for the year ended December 31, 2024. The fair value of stock options vested during the year ended December 31, 2024 was $249,078. The weighted-average grant date fair value of stock options granted during the year ended year ended December 31, 2024 was $2.85.

The fair value of employee stock option awards granted during the year ended December 31, 2024 was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free rate	3.57%-4.20%
Expected term	6.30-6.75 years
Expected dividend yield	—
Expected volatility	34.57%-35.02%

7.   Related Party Transactions

Related parties include affiliated funds and affiliated entities. Amounts due to and due from affiliates and portions of the Company's revenues and operating expenses are from related parties. Amounts due from and to affiliates as of December 31, 2024, related to transactions and agreements with related parties are as follows:

Related Party	Due from Affiliates	Due to Affiliates
Russell Investments Group, LLC ("RI")	$ —	$ 5,009,023
Russell Investments Trust Company ("RITC")	3,392,422	—
Russell Investments Funds Management, LLC ("RIFM")	538,146	—
Russell Investments Capital, LLC ("RICAP")	221,282	—
Russell Investment Management, LLC ("RIM")	38,440	—
Russell Investments Canada Limited ("RICL")	168,149	—
Russell Investment Management Ltd ("RIML")	156,718	—
Russell Investments Japan Co, Ltd ("RIJ")	718,171	—
Russell Investments Limited ("RIL")	438,383	—
Russell Investments Implementation Services Limited ("RIISL")	—	715,994
Russell Investments US Institutional Holdco, Inc. ("RIUIH")	—	1,359,335
RIIV India Private limited ("RIIVIPL")	—	366,312
Other	57,574	—
	$ 5,729,285	$ 7,450,664

Under a joint paymaster and a joint purchasing agreement, RI processes payroll transactions and payments for all expenses of the Company. The Company reimburses RI monthly for these expenses.

The Company acts as an introducing broker for customers of the Russell Investments Group subsidiaries. The customers may elect to pay their fees to these subsidiaries with commission credits received from the Company. There are no amounts payable to Russell Investments Group subsidiaries for these fees at December 31, 2024.

The Company has service agreements with multiple related parties. Under these agreements, the related parties agree to compensate the Company for providing investment services to their customers.

The Company has service agreements to provide services to affiliated investment funds. Under these agreements, the affiliated funds agree to compensate the Company for providing agency brokerage and investment management services. The amount receivable from these affiliated investment funds for these fees is $322,315 as of December 31, 2024 and is included in fees receivable.

The Company has agreements with multiple related parties to perform investment management and investment services support activities on behalf of the Company.

The Company has a Referral and Service agreement with RITC. Under this agreement, RITC agrees to compensate the Company for introducing prospective customers and investors along with providing client support services.

The Company has entered into a participation agreement with RIFM with respect to the Russell Institutional Funds, LLC ("RIFL"). Under this agreement, RIFM agrees to compensate the Company to solicit and receive offers to subscribe for interests in RIFL.

The Company has entered into an expense sharing and support agreement with RICAP. Under this agreement the Company is compensated for providing marketing, distribution and client services on behalf of RICAP.

The Company has entered into a sales and marketing services agreement with RIL. Under this agreement the Company is compensated for providing sales and marketing and distribution services on behalf of RIL.

8. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items as defined or $250,000. At December 31, 2024, the Company has net capital of $22,378,031, which is $22,128,031 in excess of its minimum net capital requirement of $250,000.

9. Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote and has not recorded any contingent liability in the financial statements for these indemnifications.

10. Contingencies

The Company has various claims and legal and regulatory matters occurring in the normal course of business, which management, based upon the advice of legal counsel, does not expect to have a material adverse effect on the financial condition of the Company.

11. Subsequent Events

The Company has performed an evaluation of subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.